March 2, 2026

Richard Miller
Chief Executive Officer
Tron Inc.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

       Re: Tron Inc.
           Amendment No. 3 to Registration Statement on Form S-3
           Filed February 6, 2026
           File No. 333-288986
Dear Richard Miller:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-3
Risk Factors, page 17

1. Please disclose the location of your auditor's headquarters. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the
       PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
In 2023, the PRC government initiated a series of regulatory actions and statements, page 39

2. We note your disclosure in the risk factor heading that "[i]n the future, [you] may be subject to PRC laws and regulations related to [your] current business operations." Please revise to clarify that the legal and operational risks associated with operating in the
       PRC also apply to any current or future operations in Hong Kong.
 March 2, 2026
Page 2

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, page 40

3. We note your disclosure here and throughout regarding your belief or your management's understanding that you are not subject to certain PRC laws and regulations. To the extent your disclosure is based on an opinion of Hong Kong or PRC counsel, please identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, please disclose that an opinion was not obtained.
It may be difficult to enforce a judgment of U.S. courts for civil liabilities, page 42

4. We note your disclosure in response to prior comment 3 regarding the difficulty of enforcing civil liabilities in Hong Kong and China. Please clarify whether you have any directors or officers located in China. In addition, to the extent your disclosure is based on an opinion of Hong Kong or PRC counsel, please identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, please disclose that an opinion was not obtained.
      Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:   Theodore H. Paraskevas, Esq